                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                              S C H E D U L E   13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   ENTERTAINMENT/MEDIA ACQUISITION CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293980108
                                 --------------
                                 (CUSIP Number)

                              Copy to:
                                        Stephen A. Cohen, Esq.
Seneca Ventures                         Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                        750 Lexington Avenue
Brookville, NY 11545                    New York, New York 10022
Telephone (516) 626-3070                Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 14, 1996
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ____.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


                                     1 of 20

CUSIP
No.   293980108                        13D

--------------------------------------------------------------------------------
 1 Names of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                   Woodland Partners
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds*                WC

--------------------------------------------------------------------------------
 5 Check Box If Disclosure of Legal Proceedings is Required                  / /

--------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                               New York

--------------------------------------------------------------------------------
    Number of                 7 Sole Voting Power

     Shares                        0 shares                               0%
                             ---------------------------------------------------
  Beneficially                8 Shared Voting Power

    Owned by                       80,000 shares                        3.1%
                             ---------------------------------------------------
      Each                    9 Sole Dispositive Power

   Reporting                       0 shares                               0%
                             ---------------------------------------------------
    Person                   10 Shared Dispositive Power

     With                          80,000 shares                        3.1%
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

                                   80,000 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*    / /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

                                                                        3.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                     2 of 20

CUSIP
No.   293980108                        13D

--------------------------------------------------------------------------------
 1 Names of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                   Barry Rubenstein
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds*                PF

--------------------------------------------------------------------------------
 5 Check Box If Disclosure of Legal Proceedings is Required                  / /

--------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
    Number of                 7 Sole Voting Power

     Shares                        0 shares                               0%
                             ---------------------------------------------------
  Beneficially                8 Shared Voting Power

    Owned by                       80,000 shares                        3.1%
                             ---------------------------------------------------
      Each                    9 Sole Dispositive Power

   Reporting                       0 shares                               0%
                             ---------------------------------------------------
    Person                   10 Shared Dispositive Power

     With                          80,000 shares                        3.1%
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

                                   80,000 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*    / /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

                                                                        3.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                     3 of 20

CUSIP
No.   293980108                        13D

--------------------------------------------------------------------------------
 1 Names of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                   Marilyn Rubenstein
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds*                PF

--------------------------------------------------------------------------------
 5 Check Box If Disclosure of Legal Proceedings is Required                  / /

--------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
    Number of                 7 Sole Voting Power

     Shares                        0 shares                               0%
                             ---------------------------------------------------
  Beneficially                8 Shared Voting Power

    Owned by                       80,000 shares                        3.1%
                             ---------------------------------------------------
      Each                    9 Sole Dispositive Power

   Reporting                       0 shares                               0%
                             ---------------------------------------------------
    Person                   10 Shared Dispositive Power

     With                          80,000 shares                        3.1%
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

                                   80,000 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*    / /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

                                                                        3.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                     4 of 20

CUSIP
No.   293980108                        13D

--------------------------------------------------------------------------------
 1 Names of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                   Woodland Venture Fund
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds*                WC

--------------------------------------------------------------------------------
 5 Check Box If Disclosure of Legal Proceedings is Required                  / /

--------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                            New York

--------------------------------------------------------------------------------
    Number of                 7 Sole Voting Power

     Shares                        55,000 shares                        2.1%
                             ---------------------------------------------------
  Beneficially                8 Shared Voting Power

    Owned by                       25,000 shares                        1.0%
                             ---------------------------------------------------
      Each                    9 Sole Dispositive Power

   Reporting                       55,000 shares                        2.1%
                             ---------------------------------------------------
    Person                   10 Shared Dispositive Power

     With                          25,000 shares                        1.0%
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

                                   80,000 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*    / /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

                                                                        3.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                     5 of 20

CUSIP
No.   293980108                        13D

--------------------------------------------------------------------------------
 1 Names of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                   Senca Ventures
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds*                WC

--------------------------------------------------------------------------------
 5 Check Box If Disclosure of Legal Proceedings is Required                  / /

--------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                            New York

--------------------------------------------------------------------------------
    Number of                 7 Sole Voting Power

     Shares                        25,000 shares                        1.0%
                             ---------------------------------------------------
  Beneficially                8 Shared Voting Power

    Owned by                       55,000 shares                        2.1%
                             ---------------------------------------------------
      Each                    9 Sole Dispositive Power

   Reporting                       25,000 shares                        1.0%
                             ---------------------------------------------------
    Person                   10 Shared Dispositive Power

     With                          55,000 shares                        2.1%
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

                                   80,000 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*    / /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

                                                                        3.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                     6 of 20

CUSIP
No.   293980108                        13D

--------------------------------------------------------------------------------
 1 Names of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                   Woodland Services Corp.
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group*                    (a)  /X/
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds*                OO

--------------------------------------------------------------------------------
 5 Check Box If Disclosure of Legal Proceedings is Required                  / /

--------------------------------------------------------------------------------
 6 Citizenship or Place of Organization                            New York

--------------------------------------------------------------------------------
    Number of                 7 Sole Voting Power

     Shares                        0 shares                               0%
                             ---------------------------------------------------
  Beneficially                8 Shared Voting Power

    Owned by                       80,000 shares                        3.1%
                             ---------------------------------------------------
      Each                    9 Sole Dispositive Power

   Reporting                       0 shares                               0%
                             ---------------------------------------------------
    Person                   10 Shared Dispositive Power

     With                          80,000 shares                        3.1%
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned By Each Reporting Person

                                   80,000 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*    / /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

                                                                        3.1%
--------------------------------------------------------------------------------
14 Type of Reporting Person*

                                   CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                     7 of 20

     This statement, dated October 14, 1996 constitutes Amendment No. 1 to the
Schedule 13D, dated February 24, 1995, regarding the reporting persons' ownership of certain securities of Entertainment/Media Acquisition Corporation (the "Issuer"). On February 17, 1995, the Issuer offered 2,000,000 Units to the public in an initial public offering (the "IPO"), each Unit consisting of one share of common stock, $0.001 par value per share (the "Common Stock"), and two redeemable common stock purchase warrants (the "Warrants").

     The Schedule 13D is hereinafter referred to as the "Schedules". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. The entire text of the Schedule is restated herein, in accordance with Rule 13d-2(c).

ITEM 1.   SECURITY AND ISSUER

          (a)  Common Stock, $0.001 par value per share (CUSIP No. 293980108).

          (b) Redeemable Common Stock Purchase Warrant, expiring February 16, 2002, entitling the holder thereof to purchase one share of Common Stock at $5.00 per share (subject to adjustment in certain circumstances), exercisable as of the later of (i) the consummation of a Business Combination (as defined in the Issuer's prospectus, dated February 16, 1995 (the "Prospectus")) by the Issuer, or (ii) February 16, 1996 (CUSIP No. 293980116).

          (c) Unit, consisting of one (1) share of Common Stock and two (2) Warrants (CUSIP No. 293980207).

                   Entertainment/Media Acquisition Corporation
                                745 Fifth Avenue
                            New York, New York 10151


ITEM 2.   IDENTITY AND BACKGROUND

     1. (a) WOODLAND PARTNERS, a general partnership organized under the laws of the State of New York.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal Business:  Investments.


                                   - 8 of 20-

          (d)  No.

          (e)  No.

          The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

     2. (a) BARRY RUBENSTEIN, a general partner of Woodland Partners, Seneca Ventures, and Woodland Venture Fund.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.

               Barry Rubenstein is the husband of Marilyn Rubenstein.

     3.   (a)  MARILYN RUBENSTEIN, a general partner of Woodland Partners.

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal occupation:  Housewife

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.

               Marilyn Rubenstein is the wife of Barry Rubenstein.

     4. (a) WOODLAND VENTURE FUND, a limited partnership organized under the laws of the State of New York (the "Fund").


                                    -9 of 20-

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

               Woodland Services Corp. and Mr. Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

     5. (a) WOODLAND SERVICES CORP., a corporation organized under the laws of the State of New York ("Services").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

               Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock, no par value.

     6. (a) SENECA VENTURES, a limited partnership organized under the laws of the State of New York ("Seneca").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York 11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.


                                   -10 of 20-

               The general partners of Seneca are Barry Rubenstein and Services. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.


ITEM 3.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          The individual reporting persons obtained funds for the purchase of the shares of Common Stock from their respective personal funds, and the partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital.

          On February 1, 1994, Woodland Partners loaned $75,000 to the Issuer and was issued promissory notes (the "Notes") in that amount and 150,000 warrants (the "Bridge Warrants"). The Notes bear interest at the rate of 10% per annum and will be paid at the consummation of the IPO. The Bridge Warrants are identical to the Warrants, except they are not redeemable until ninety (90) days after the consummation of a Business Combination.

          The amount of funds used in making the purchases of the Units in connection with the IPO and in the over-the-counter market are set forth below:

          Name                          Amount of Consideration
          ----                          -----------------------

          Woodland Partners                $360,000
          Barry Rubenstein Rollover IRA    $240,000
          Marilyn Rubenstein               $360,000
          Seneca Ventures                  $158,125
          Woodland Venture Fund            $346,875


ITEM 4.   PURPOSE OF TRANSACTION.

          The reporting persons acquired their shares for purposes of investment.


                                   -11 of 20-

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) The following list sets forth the aggregate number and percentage (based on 2,600,000 shares of Common Stock outstanding as reported in the Issuer's Proxy Statement dated September 25, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 16, 1996:

                               Shares of               Percentage of Shares
                             Common Stock                 of Common Stock
Name                     Beneficially Owned(1)         Beneficially Owned(1)
----                     ------------------            ------------------

Woodland Partners              80,000(2)                        3.1%
Barry Rubenstein               80,000(3)                        3.1%
Marilyn Rubenstein             80,000(4)                        3.1%
Seneca Ventures                80,000(5)                        3.1%
Woodland Venture Fund          80,000(6)                        3.1%
Woodland Services Corp.        80,000(7)                        3.1%

---------------

(1) Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

(2) Woodland Partners disclaims beneficial ownership of 25,000 shares of Common Stock owned by Seneca, and 55,000 shares of Common Stock owned by the Fund.

(3) 5,500 shares of Common Stock represents Mr. Rubenstein's equity interest in Seneca and 22,246 shares of Common Stock represents Mr. Rubenstein's equity interest in the Fund. Mr. Rubenstein disclaims beneficial ownership of 19,500 shares of Common Stock owned by Seneca and 32,754 shares of Common Stock owned by the Fund.

(4) 2,240 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 22,760 shares of Common Stock owned by Seneca and 55,000 shares of Common Stock owned by the Fund.

(5) Seneca disclaims beneficial ownership of 55,000 shares of Common Stock owned by the Fund.

(6) The Fund disclaims beneficial ownership of 25,000 shares of Common Stock owned by Seneca.

(7) 75 shares of Common Stock beneficially owned by Services represents its equity interest in the Fund, and 39 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 54,925 shares of Common Stock owned by the Fund and 24,961 shares of Common Stock owned by Seneca.


                                   -12 of 20-

          (b) By virtue of being a general partner of Seneca and the Fund, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 80,000 shares of Common Stock representing approximately 3.1% of the outstanding Common Stock.

               Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 80,000 shares of Common Stock representing approximately 3.1% of the outstanding Common Stock.

               Woodland Partners may be deemed to have shared power to vote and to dispose of 80,000 shares of Common Stock.

               Seneca has sole power to vote and dispose of 25,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 55,000 shares of Common Stock.

               The Fund has sole power to vote and dispose of 55,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 25,000 shares of Common Stock.

               Services may be deemed to have shared power to vote and to dispose of 80,000 shares of Common Stock.


                                   -13 of 20-

          (c) The following is a description of all transactions in Units of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from August 14, 1996 through October 16, 1996 inclusive.

                                              Shares of
                           Purchase or      Common Stock        Purchase or
Name of Shareholder         Sale Date    Purchased or (Sold)    Sale Price
-------------------         ---------    -------------------    ----------

Woodland Partners           10/14/96           (50,000)            $5.25
                            10/16/96           (10,000)            $5.25

Marilyn Rubenstein          10/14/96           (10,000)            $5.25
                            10/16/96           (50,000)            $5.25

Barry Rubenstein Rollover IRA10/16/96          (40,000)            $5.25


          Woodland Partners, Barry Rubenstein Rollover IRA, and Marilyn Rubenstein sold the shares of Common Stock in the over-the-counter market.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) On October 16, 1996, the reporting persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          (a) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Woodland Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

          (b) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by the Fund.

          (c) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Seneca is vested in its general partners - Barry Rubenstein


                                   -14 of 20-
and Services. The limited partners have no voting or investment power over the shares of Common Stock held by Seneca.

          (d) Woodland Partners agreed not to transfer its Bridge Warrants until after the consummation of a Business Combination and not to exercise them until ninety (90) days after such Business Combination. The Issuer has agreed to register the Bridge Warrants and the shares of Common Stock underlying the Bridge Warrants (the "Bridge Shares") under the Registration Statement of which the Prospectus is a part, and granted Woodland Partners piggyback registrations rights for the Bridge Warrants and the Bridge Shares.

          (e) Except for the circumstances discussed or referred to in paragraphs (a) through (d) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT A - Agreement, made effective as of October 14, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


                                   -15 of 20-

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: October 17, 1996

                                    /s/ Barry Rubenstein
                                   -------------------------------------------
                                   Barry Rubenstein, individually, as General
                                   Partner on behalf of Woodland Partners,
                                   Seneca Ventures, and Woodland Venture Fund,
                                   and as President of Woodland Services Corp.


                                   /s/ Marilyn Rubenstein
                                   -------------------------------------------
                                   Marilyn Rubenstein





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   -16 of 20-

                                                                       Exhibit A

                       AGREEMENT PURSUANT TO RULE 13d-l(f)
                    OF THE SECURITIES AND EXCHANGE COMMISSION


          AGREEMENT, to be effective as of October 14, 1996, among WOODLAND PARTNERS, a New York general partnership, with its principal office at 68 Wheatley Road, Brookville, New York 11545, BARRY RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545, MARILYN RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545, SENECA VENTURES, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND VENTURE FUND, with its principal office at 68 Wheatley Road, Brookville, New York 11545, and WOODLAND SERVICES CORP., with its principal office at 68 Wheatley Road, Brookville, New York 11545.

          WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by Section 13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

          WHEREAS, Rule 13d-1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

          NOW THEREFORE, it is hereby agreed as follows:

          1. Each party hereto agrees that it will file all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.


                                   -17 of 20-

          2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to ENTERTAINMENT/MEDIA ACQUISITION CORPORATION and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

          3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

          4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.


                                   -18 of 20-

          IN WITNESS WHEREOF, we have executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.



                                   /s/ Barry Rubenstein
                                   -------------------------------------------
                                   Barry Rubenstein, individually, as General
                                   Partner on behalf of Woodland Partners,
                                   Seneca Ventures, and Woodland Venture Fund,
                                   and as President of Woodland Services Corp.


                                   /s/ Marilyn Rubenstein
                                   -------------------------------------------
                                   Marilyn Rubenstein


                                   -19 of 20-